SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 15)

ALLOS THERAPEUTICS, INC.

(Name of Subject Company)

ALLOS THERAPEUTICS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

019777101

(CUSIP Number of Class of Securities)

Paul Berns

Chief Executive Officer

11080 CirclePoint Road, Suite 200

Westminster, CO 80020

(303) 426-6262

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 15 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2012 and amended on April 20, 2012, April 24, 2012, May 1, 2012, May 7, 2012, May 10, 2012, May 25, 2012, June 8, 2012, June 22, 2012, June 28, 2012, July 9, 2012, July 23, 2012, August 6, 2012, August 20, 2012 and August 23, 2012 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”), by Allos Therapeutics, Inc., a Delaware corporation (the “Company”), relating to the tender offer disclosed in a Tender Offer Statement on Schedule TO, dated April 13, 2012 (the “Schedule TO”), filed by Sapphire Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Spectrum Pharmaceuticals, Inc., a Delaware corporation, pursuant to which Purchaser is offering to purchase all outstanding shares of common stock, par value $0.001 per share (including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, the “Shares”), of the Company, at a purchase price of $1.82 per share, plus one contingent value right (which, as described in Amendment No. 10 to the Schedule TO, has been determined to be without value), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 13, 2012, and in the related Letter of Transmittal.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the third paragraph under the heading “Regulatory Approvals”:

“On August 28, 2012, the FTC terminated the waiting period applicable to the acquisition of Shares pursuant to the Offer under the HSR Act. Accordingly, the condition to Merger Sub’s obligation to accept for payment and pay for any shares of Company common stock tendered pursuant to the Offer relating to the expiration or termination of any waiting period applicable to the consummation of the Offer and the Merger under the HSR Act has been satisfied.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit Number	Description

(a)(13)	Joint Press Release issued by the Company and Spectrum Pharmaceuticals, Inc. on August 28, 2012. (incorporated by reference to Exhibit (a)(1)(W) to the Schedule TO of Spectrum Pharmaceuticals, Inc., as filed on Schedule TO-T/A with the SEC on August 28, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2012

ALLOS THERAPEUTICS, INC.

By:	/s/ Marc H. Graboyes
Name:	Marc H. Graboyes
Title:	Senior Vice President, General Counsel